UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the six-month interim period ended June 30, 2026
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
 _________________________
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Explanatory Note

Teekay Corporation Ltd. is furnishing the financial information included in this Report on Form 6-K as required pursuant to Section 203.03 of the New York Stock Exchange. Section 203.03 requires foreign private issuers, such as Teekay Corporation Ltd., to submit to the U.S. Securities and Exchange Commission, at a minimum and no later than six months following the end of the company’s second fiscal quarter, a Form 6-K that includes (a) an interim balance sheet as of the end of its second fiscal quarter and (b) a semi-annual income statement that covers its first two fiscal quarters.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE INTERIM PERIOD ENDED JUNE 30, 2026

PART I – FINANCIAL INFORMATION
FINANCIAL STATEMENTS
TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except share and per share amounts)

	Six Months Ended June 30,
	2026	2025
	$	$
Revenues (note 3)	664,935	463,333
Voyage expenses	(134,956)	(165,505)
Vessel operating expenses	(127,896)	(120,602)
Charter hire expenses (note 8)	(18,768)	(26,027)
Depreciation and amortization	(43,004)	(44,184)
General and administrative expenses	(28,189)	(30,558)
Gain on sale and write-down of assets (note 11)	55,882	53,098
Restructuring charges (note 12)	—	(5,568)
Income from operations	368,004	123,987
Interest income	20,451	17,371
Interest expense	(1,286)	(1,550)
Gain on distribution and equity income from equity-accounted investment (note 13)	1,500	889
Other - net (note 14)	241	(4,609)
Income before income tax	388,910	136,088
Income tax (expense) recovery (note 15)	(9,092)	1,105
Net income	379,818	137,193
Net income attributable to non-controlling interests	(262,667)	(103,603)
Net income attributable to the shareholders of Teekay Corporation	117,151	33,590

Per common share attributable to the shareholders of Teekay Corporation (note 16)
• Basic income	1.34	0.39
• Diluted income	1.33	0.39
• Cash dividends declared	1.00	1.00
Weighted average number of common shares outstanding (note 16)
• Basic	87,564,970	85,313,669
• Diluted	88,041,210	86,251,709

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at June 30, 2026	As at December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents	791,409	940,735
Short-term investments	476,582	32,000
Restricted cash – current (note 16)	3,655	692
Accounts receivable, net of allowance of $5.0 million ( 2025 - $4.4 million)	85,974	83,168
Assets held for sale (note 11)	62,629	26,834
Bunker and lube oil inventory	37,788	29,409
Prepaid expenses	13,731	16,993
Accrued revenue	38,941	52,005
Other current assets (note 5)	14,165	15,351
Total current assets	1,524,874	1,197,187
Vessels and equipment
At cost, less accumulated depreciation of $500.9 million (2025 - $487.7 million)	1,026,340	1,000,483
Operating lease right-of-use assets (note 8)	27,801	38,161
Advances on newbuilding contracts (note 18)	33,412	—
Total vessels and equipment	1,087,553	1,038,644
Goodwill and intangible assets (note 5)	10,896	2,426
Other non-current assets (note 5)	24,056	121,813
Total assets	2,647,379	2,360,070
LIABILITIES AND EQUITY
Current
Accounts payable	31,392	20,001
Accrued liabilities (note 6)	88,597	84,663
Current portion of operating lease liabilities (note 8)	16,576	21,107
Other current liabilities (note 3)	10,609	8,938
Total current liabilities	147,174	134,709
Long-term operating lease liabilities (note 8)	11,225	17,054
Other long-term liabilities (note 6)	57,629	45,704
Total liabilities	216,028	197,467
Commitments and contingencies (notes 7, 8, 9, and 18)
Equity
Common shares and paid-in capital ($0.001 par value; 725,000,000 shares authorized; 87,691,370 shares outstanding and issued (2025 – 86,056,804 shares outstanding and issued)) (note 10)	887,701	879,562
Accumulated deficit	(127,035)	(155,033)
Non-controlling interest	1,670,685	1,438,074
Total equity	2,431,351	2,162,603
Total liabilities and equity	2,647,379	2,360,070

Subsequent events (note 19)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2026	2025
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	379,818	137,193
Non-cash and non-operating items:
Depreciation and amortization	43,004	44,184
Gain on sale and write-down of assets (note 11)	(55,882)	(53,098)
Provision (recovery) for uncertain tax position	1,303	(5,035)
Other	2,684	11,465
Change in operating assets and liabilities	5,637	3,731
Expenditures for dry docking	(12,575)	(7,787)
Net operating cash flow	363,989	130,653
FINANCING ACTIVITIES
Cash dividends paid	(87,359)	—
Distributions from subsidiaries to non-controlling interests	(35,999)	(35,760)
Issuance of common shares upon exercise of stock options	12,234	7,937
Repurchase of Teekay Corporation common shares (note 10)	—	(4,946)
Other financing activities	(5,021)	(3,140)
Net financing cash flow	(116,145)	(35,909)
INVESTING ACTIVITIES
Proceeds from sale of vessels (note 11)	126,251	185,125
Expenditures for vessels and equipment	(1,515)	(998)
Vessel acquisitions	(42,449)	(63,005)
Advances on newbuilding contracts (note 18)	(33,412)	—
Purchase of short-term investments	(552,374)	(61,000)
Proceeds from short-term investments	107,792	10,000
Purchase of marketable securities	—	(2,348)
Distribution from equity-accounted joint venture (note 13)	1,500	—
Net investing cash flow	(394,207)	67,774
(Decrease) increase in cash, cash equivalents and restricted cash	(146,363)	162,518
Cash, cash equivalents and restricted cash, beginning of the period	941,427	689,004
Cash, cash equivalents and restricted cash, end of the period	795,064	851,522

Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Non- controlling Interest $	Total $
Balance as at December 31, 2025	86,057	879,562	(155,033)	1,438,074	2,162,603
Net income	—	—	117,151	262,667	379,818
Dividends declared	—	—	(87,985)	(36,373)	(124,358)
Equity-based compensation	1,634	8,139	—	—	8,139
Changes to non-controlling interest from equity contributions and other	—	—	(1,168)	6,317	5,149
Balance as at June 30, 2026	87,691	887,701	(127,035)	1,670,685	2,431,351

	TOTAL EQUITY
	Thousands of Shares Outstanding #	Share Capital and Additional Paid-in Capital $	Accumulated Deficit $	Non- controlling Interest $	Total $
Balance as at December 31, 2024	84,060	876,635	(166,872)	1,225,404	1,935,167
Net income	—	—	33,590	103,603	137,193
Dividends declared	—	—	(86,574)	(35,934)	(122,508)
Repurchase of common shares	(735)	(6,872)	1,926	—	(4,946)
Equity-based compensation	1,944	6,453	—	—	6,453
Changes to non-controlling interest from equity contributions and other	—	—	(1,629)	5,674	4,045
Balance as at June 30, 2025	85,269	876,216	(219,559)	1,298,747	1,955,404
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1. Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation Ltd.(or Teekay), which is incorporated under the laws of Bermuda, and its wholly-owned or controlled subsidiaries (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, filed on Form 20-F with the U.S. Securities and Exchange Commission (or SEC) on March 13, 2026.

In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the six months ended June 30, 2026, are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
2. Recent Accounting Pronouncements
In May 2026, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes a comprehensive framework for the recognition, measurement, presentation, and disclosure of environmental credits and related compliance obligations. The standard addresses an area that previously lacked specific authoritative guidance and had resulted in diversity in practice.

Under the new guidance, environmental credits are classified and accounted for based on their intended use. Environmental credits held for regulatory compliance purposes are generally recognized at cost and are not subsequently remeasured, while environmental credits held for sale or exchange are also recognized at cost but are subject to impairment assessments. Costs associated with environmental credits acquired solely to support voluntary environmental initiatives are generally expensed as incurred. The guidance also establishes specific requirements for the recognition and measurement of environmental credit obligations. Such obligations are measured based on the credits expected to be used to settle the obligation, with any unfunded portion measured at the fair value of the additional credits required to satisfy the obligation.

The amendments in the standard are effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Early adoption is permitted and should be applied retrospectively through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. Any financial statement information should not be recast prior to the period of adoption. The Company expects to adopt this standard beginning January 1, 2028. The Company is evaluating the impact of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that, for each interim and annual reporting period, an entity:
•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption on the face of the income statement within continuing operations;
•Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements;
•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and
•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in the standard are effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning January 1, 2027. The Company is evaluating the impact of this standard on its consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
3. Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers, Long Range 2 (or LR2) tankers, and a Very Large Crude Carrier (or VLCC) tanker) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters, and to a lesser extent bareboat charters from time to time.

The extent to which the Company employs its vessels on voyage charters versus time charters and bareboat charters is dependent upon the Company’s chartering strategy and the availability of time charters and bareboat charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. During 2026, the Company has three vessels on short-term bareboat contracts that relate to the acquisitions of such vessels completed in January 2026. These bareboat charters are charters under which the customer pays a fixed daily rate for a fixed period of time for use of the vessel, and the customer also pays for all costs of operating the vessel, including voyage and vessel operating expenses. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of voyage charters and time charters, see "Item 18 – Financial Statements: Note 3" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The following table contains a breakdown of the Company’s revenue by contract type and segment (note 4) for the six months ended June 30, 2026, and 2025. The Company's lease income consists of the revenue from its voyage charters, time charters, and bareboat charters.

	Six Months Ended June 30, 2026			Six Months Ended June 30, 2025
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charter revenues
Suezmax	274,542	—	274,542	211,272	—	211,272
Aframax / LR2	240,041	—	240,041	168,074	—	168,074
VLCC(1)	16,619	—	16,619	—	—	—
Total	531,202	—	531,202	379,346	—	379,346

Time charter revenues
Suezmax	23,155	—	23,155	—	—	—
Aframax / LR2	13,615	—	13,615	7,057	—	7,057
Bunker tanker(2)	—	4,481	4,481	—	3,807	3,807
Total	36,770	4,481	41,251	7,057	3,807	10,864

Bareboat-charter revenues
Aframax / LR2	5,532	—	5,532	—	—	—
Total	5,532	—	5,532	—	—	—

Other revenues(3)
Vessel operational and maintenance services(4)	814	70,526	71,340	1,023	60,941	61,964
Ship-to-ship support services	5,382	—	5,382	9,458	—	9,458
Management fees and other	9,771	457	10,228	1,270	431	1,701
Total	15,967	70,983	86,950	11,751	61,372	73,123

Total revenues	589,471	75,464	664,935	398,154	65,179	463,333
(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by the Company to a third party.
(2)Includes variable lease payments of $nil and $2.0 million for the six months ended June 30, 2026 and 2025, respectively, related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(3)Relates to non-lease revenues.
(4)Includes a $3.9 million recovery of certain crewing costs during the six months ended June 30, 2026 that were incurred in 2025 related to the Company's Australian operations, as well as $5.6 million related to the recovery of severance costs during the six months ended June 30, 2025, resulting from the termination of a management contract related to the Company's Australian operations (note 12).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(5)Tankers segment includes in-process revenue related to the acquisitions of three 2016-built Aframax / LR2 tankers that were completed in January 2026. For more details, see "In-process Revenue" subsection of this note 3 below.

Charters-out

As at June 30, 2026, seven (December 31, 2025 - four) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire between September 2026 and May 2029. As at June 30, 2026, the minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $52.0 million (remainder of 2026), $17.8 million (2027), $8.0 million (2028), and $2.7 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after June 30, 2026 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.
Bareboat Charters-out
As at June 30, 2026, two (December 31, 2025 - none) of the Company’s vessels operated under fixed-rate bareboat-charter contracts, both of which were redelivered to the Company in July 2026 following the expiry of their contracts and have been trading in the spot market since redelivery. As at June 30, 2026, the minimum scheduled future revenues to be received by the Company under bareboat charters then in place were approximately $0.4 million (remainder of 2026). The hire payments should not be construed to reflect a forecast of total charter hire revenue for such periods. Future hire payments do not include any hire payments generated from new contracts entered into after June 30, 2026 or from variable consideration, if any, under contracts.

Contract Liabilities

As at June 30, 2026, the Company had $6.6 million (December 31, 2025 - $5.8 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities in the Company's unaudited consolidated balance sheets.

In-process Revenue

In January 2026, the Company completed the acquisitions of three 2016-built Aframax / LR2 tankers. As part of the Company’s acquisitions of these tankers, the Company bareboat chartered out each tanker to the seller for a short-term period with rates that are less favorable than prevailing market rates; as a result, the Company paid a purchase price that is less than the estimated fair value of each vessel. As at June 30, 2026, the Company has recorded both an asset and a liability based on the difference between the fair value and the purchase price for each of the vessels. The Company is amortizing the assets, which are included as part of vessels and equipment in the Company's unaudited consolidated balance sheets, over each vessel’s estimated remaining useful life, and the Company is amortizing the liabilities, which are included as part of other current liabilities in the Company's unaudited consolidated balance sheets, over the estimated remaining term of the short-term bareboat contracts, which are expected to expire prior to the end of the third quarter of 2026.

For the six months ended June 30, 2026, the Company recognized $9.8 million (2025 - $nil) of amortization related to these liabilities. The amortization, which is classified as in-process revenue, is included as part of other revenues in the Company's unaudited consolidated statements of income. The remaining liabilities are expected to be fully amortized by the end of the third quarter of 2026.
4. Segment Reporting
The Company allocates capital and assesses performance from the perspective of the Company's lines of business. The Company has two primary lines of business: (1) tankers and (2) marine services. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker (or CODM) is based on the two lines of business, and its segments are presented accordingly on this basis. The CODM is the President and chief executive officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

The Company's two operating segments include: 1) tankers, which consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S. based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations); and 2) marine services and other, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, and includes corporate and general administrative expense.

The accounting policies of the two segments are the same as those described in the summary of significant accounting policies. For more details, see "Item 18 – Financial Statements: Note 1" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. The measure of segment assets is reported on the balance sheet as total consolidated assets.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The following tables include the Company’s revenues, expenses, other segment items, income from operations and gain on distribution and equity income from equity-accounted investment by segment, and reconcile such amounts to the Company’s consolidated income before income tax for the periods presented in these financial statements:

	Six Months Ended June 30, 2026
	Tankers	Marine Services and Other	Total
	$	$	$
Revenues(1) (note 3)	589,471	75,464	664,935
Voyage expenses	(134,956)	—	(134,956)
Vessel operating expenses	(63,424)	(64,472)	(127,896)
Charter hire expenses	(17,521)	(1,247)	(18,768)
Depreciation and amortization	(43,004)	—	(43,004)
General and administrative expenses (2)	(25,655)	(2,534)	(28,189)
Gain on sale of assets (note 11)	54,947	935	55,882
Income from operations	359,858	8,146	368,004

Gain on distribution from equity-accounted investment (note 13)	1,500	—	1,500
Non-segment reconciling items:
Interest income			20,451
Interest expense			(1,286)
Other - net (note 14)			241
Income before income tax			388,910
(1)For the six months ended June 30, 2026, Marine Services and Other includes a $3.9 million recovery of certain crewing costs that were incurred in 2025 related to the Company's Australian operations.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Six Months Ended June 30, 2025
	Tankers	Marine Services and Other	Total
	$	$	$
Revenues (1) (note 3)	398,154	65,179	463,333
Voyage expenses	(165,505)	—	(165,505)
Vessel operating expenses	(68,190)	(52,412)	(120,602)
Charter hire expenses	(24,780)	(1,247)	(26,027)
Depreciation and amortization	(44,184)	—	(44,184)
General and administrative expenses (2)	(24,217)	(6,341)	(30,558)
Gain on sale and write-down of assets (note 11)	52,058	1,040	53,098
Restructuring charges(1) (note 12)	—	(5,568)	(5,568)
Income from operations	123,336	651	123,987

Equity income (note 13)	889	—	889
Non-segment reconciling items:
Interest income			17,371
Interest expense			(1,550)
Other - net (note 14)			(4,609)
Income before income tax			136,088
(1)For the six months ended June 30, 2025, Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	June 30, 2026	December 31, 2025
	$	$
Tankers	1,337,139	1,341,547
Marine Services and Other	42,249	45,788
Cash and cash equivalents	791,409	940,735
Short-term investments	476,582	32,000
Consolidated total assets(1)	2,647,379	2,360,070
(1)There are no differences between the measurements of the segment assets and the Company’s consolidated total assets.

5. Intangible Assets and Other Non-Current Assets
Intangible Assets

Intangible assets are included in goodwill and intangible assets on the Company's unaudited consolidated balance sheets.

As part of the European Union Emissions Trading System (or EU ETS) requirements, as at June 30, 2026, the Company had a balance of European Union allowances (or EUAs) totaling $18.9 million (December 31, 2025 - $11.6 million), which was recorded as indefinite-lived intangible assets. As at June 30, 2026, $10.4 million (December 31, 2025 - $11.6 million) of these intangible assets are presented as other current assets in the unaudited consolidated balance sheets as these EUAs are related to the Company's 2025 emissions levels and will be surrendered within one year from the balance sheet date, and the remaining $8.5 million (December 31, 2025 - $nil) of EUAs are related to the Company's 2026 emissions levels and will be surrendered more than one year from the balance sheet date.

The carrying amount of intangible assets, excluding EUAs classified as other current assets, is as follows:

As at
	June 30, 2026	December 31, 2025
	$	$
EUAs, at cost	8,470	—
	8,470	—

Other Non-Current Assets

In December 2025, the Company signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The total purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account, which was recorded in other non-current assets in the Company's unaudited consolidated balance sheet as at December 31, 2025. The acquisition of the three tankers was completed during the first quarter of 2026, and the total payment of $99.0 million, which was previously recorded in other non-current assets, is included as part of vessels and equipment in the Company's unaudited consolidated balance sheet as at June 30, 2026.
6. Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities on the Company's unaudited consolidated balance sheets.

Accrued Liabilities	As at
	June 30, 2026	December 31, 2025
	$	$
Voyage and vessel	49,057	40,843
Payroll and benefits	26,797	30,750
Obligation related to EU ETS	10,462	11,020
Other accrued liabilities	2,281	2,050
	88,597	84,663

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Obligation Related to EU ETS

As at June 30, 2026, the Company has recorded an obligation of $19.9 million (December 31, 2025 - $11.0 million) related to its emissions levels, of which $10.4 million (December 31, 2025 - $11.0 million) is related to the Company's 2025 emissions levels and was included as part of accrued liabilities and the remaining $9.5 million (December 31, 2025 - $nil) is related to the Company's 2026 emissions levels and was included as part of other long-term liabilities in the unaudited consolidated balance sheets. During the six months ended June 30, 2026, the Company also recognized expenses related to EU ETS of $9.4 million (2025 - $4.8 million) as part of voyage expenses in the unaudited consolidated statements of income.

Other Long-Term Liabilities	As at
	June 30, 2026	December 31, 2025
	$	$
Freight tax provisions (note 15)	32,778	31,073
Office lease liability – long-term	9,695	8,216
Obligation related to EU ETS	9,418	—
Defined contribution pension liability	3,980	4,818
Other	1,758	1,597
	57,629	45,704
7. Long-Term Debt
As at June 30, 2026, the Company had one revolving credit facility (or the 2023 Revolver), for which Teekay Tankers is the borrower and which, as at such date, provided for aggregate borrowings of up to $97.6 million (December 31, 2025 - $171.7 million), of which $97.6 million (December 31, 2025 - $171.7 million) was undrawn. The 2023 Revolver matures in May 2029 and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%, which, if the 2023 Revolver had been drawn, would have resulted in an interest rate of 5.7% as of June 30, 2026, (December 31, 2025 - 5.7%). The Company is required to pay a commitment fee which is calculated based on 0.7% of the undrawn portion of the 2023 Revolver. During the six months ended June 30, 2026, total commitment fees paid were $0.5 million (2025 - $0.9 million), which is recorded as part of interest expense in the Company's unaudited consolidated statements of income. In April 2026, eight tankers were released from collateral securing obligations under the 2023 Revolver, and the aggregate amount of borrowings available at that time under the 2023 Revolver were reduced by $60.5 million. As of June 30, 2026, the total amount available under the 2023 Revolver was scheduled to decrease by $13.7 million (remainder of 2026), $27.3 million (2027), $35.1 million (2028), and $21.5 million (2029). As of June 30, 2026, the 2023 Revolver was collateralized by nine (December 31, 2025 - 17) of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at June 30, 2026, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at June 30, 2026, the Company was in compliance with all covenants in respect of the 2023 Revolver.
8. Operating Leases
The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel, including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.

As at June 30, 2026, minimum commitments to be incurred by the Company under time-charter-in contracts and bareboat-in contracts were approximately $18.3 million (remainder of 2026), $15.3 million (2027), $8.5 million (2028), and $7.4 million (2029).
9. Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		June 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 17)	Level 1	795,064	795,082	941,427	941,427
Short-term investments	Level 1	476,582	476,585	32,000	32,000
Obligation relating to EU ETS (note 6)(1)	Level 1	(19,880)	(19,880)	(11,020)	Note (1)
(1)As at June 30, 2026, the Company has recorded an obligation related to EU ETS of $19.9 million, of which $10.4 million (December 31, 2025 - $11.0 million) was included as part of accrued liabilities and the remaining balance of $9.5 million (December 31, 2025 - $nil) was included as part of other long-term liabilities in the unaudited consolidated balance sheets. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at June 30, 2026, an accrual of $0.9 million was made as the carrying value of the EUAs held was less than the total emissions liability (December 31, 2025 - $nil).

The Company is exposed to credit loss in the event of non-performance by the financial institutions and the U.S Government where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, different counterparties to reduce concentration risk.
10. Share Capital
The authorized share capital of Teekay as at June 30, 2026 and December 31, 2025 was 25 million preference shares, with a par value of $1 per share, and 725 million common shares, with a par value of $1 per share. As at June 30, 2026 and December 31, 2025, Teekay had no preference shares issued and outstanding.

From time-to-time Teekay's board of directors has authorized the repurchase of its common shares in the open market and other transactions, including, among others, such authorizations in September 2024 and October 2024. During the year ended December 31, 2025, Teekay repurchased approximately 0.7 million of its common shares for $4.9 million, or an average of $6.71 per share, pursuant to such authorizations, which resulted in the Company recording a reduction of book value of share capital of $6.9 million and a reduction to accumulated deficit of $1.9 million. As at June 30, 2026, the total remaining share repurchase authorization was $28.1 million.

11. Vessel Sales and Write-down of Assets
During the six months ended June 30, 2026, the Company completed the sales of three Suezmax tankers for a total price of $126.5 million, with the Company recognizing an aggregate gain on sales of $55.9 million. One of the tankers as well as its related bunker and lube oil inventories were classified as held for sale as at December 31, 2025.
During the six months ended June 30, 2026, the Company agreed to sell one VLCC tanker for a price of $84.5 million, and the tanker as well as its related bunker and lube oil inventories were classified as held for sale as at June 30, 2026 (note 19).

During the six months ended June 30, 2025, the Company completed the sales of four Suezmax tankers and two Aframax / LR2 tankers for a total price of $182.5 million, with the Company recognizing an aggregate gain on sales of $53.9 million.

During the six months ended June 30, 2025, the Company recorded a write-down of $0.8 million on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.

12. Restructuring Charges
During the six months ended June 30, 2025, the Company recorded restructuring charges of $5.6 million, which related to the severance costs resulting from the termination of a management contract related to the Company's Australian operations. The severance costs were fully recovered from the customer, and the recovery was presented in revenues (note 3).

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
13. Gain on Distribution and Equity Income from Equity-Accounted Investment
The Company has a 50% economic interest in a joint venture arrangement (or High-Q joint venture), which is jointly controlled by the Company and Wah Kwong Maritime Transport Holdings Limited. As at June 30, 2026, the High-Q joint venture no longer had any operational activities and is expected to be unwound during 2026.

During the six months ended June 30, 2026, the Company received a cash distribution from the High-Q joint venture in the amount of $1.5 million (2025 - $nil), which was recognized as part of gain on distribution and equity income from equity-accounted investment in the Company's unaudited consolidated statements of income. The Company does not have a contractual obligation to return any of the distribution received or provide additional financial support to the High-Q joint venture.

For the six months ended June 30, 2026, the Company recorded equity income of $nil (2025 - $0.9 million) which comprises its share of net income from the High-Q joint venture.
14. Other - net
The components of other - net are as follows:

	Six Months Ended June 30,
	2026	2025
	$	$
Foreign exchange gain	971	323
Unrealized loss on marketable securities (1)	—	(5,111)
Other (expense) income	(730)	179
	241	(4,609)
(1)    The Company sold its entire investment in marketable securities during the fourth quarter of 2025.
15. Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Six Months Ended June 30,
	2026	2025
	$	$
Current	(8,491)	675
Deferred	(601)	430
Income tax (expense) recovery	(9,092)	1,105

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities in the Company's unaudited consolidated balance sheets:

	Six Months Ended June 30,
	2026	2025
	$	$
Balance as at January 1	31,073	41,404
Increases for positions related to the current year	1,844	174
Increases for positions related to prior years	3,021	2,576
Decrease related to expiry of limitation period	(3,562)	(7,785)
Foreign exchange loss	402	922
Balance as at June 30	32,778	37,291

Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.

The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
16. Earnings Per Share

	Six Months Ended June 30,
	2026	2025
	$	$
Net income attributable to the shareholders of Teekay - basic	117,151	33,590
Reduction in net earnings due to dilutive impact of equity-based awards in Teekay Tankers	(435)	(212)
Net income attributable to the shareholders of Teekay - diluted	116,716	33,378

Weighted average number of common shares (1)	87,564,970	85,313,669
Dilutive effect of equity-based awards	476,240	938,040
Common share and common share equivalents	88,041,210	86,251,709

Net income per common share
- Basic	1.34	0.39
- Diluted	1.33	0.39
(1)    Includes 444,024 common shares related to non-forfeitable equity-based awards for the six months ended June 30, 2026 (six months ended June 30, 2025 - 967,534 common shares).

Equity-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from diluted earnings per common share. For the six months ended June 30, 2026, no common shares from equity-based awards had an anti-dilutive impact (2025 - 1.8 million common shares) and were excluded from the computation of diluted earnings per common share.
17. Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	June 30, 2026	December 31, 2025	June 30, 2025	December 31, 2024
	$	$	$	$
Cash and cash equivalents	791,409	940,735	850,687	685,331
Restricted cash – current (1)	3,655	692	835	3,673
	795,064	941,427	851,522	689,004
(1)    The Company maintains restricted cash deposits for the purpose of acquiring EUAs (note 5) and also maintained restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs). As at December 31, 2025, the Company no longer maintained restricted cash deposits relating to FFAs.

The Company entered into new operating leases or extended existing operating leases for office premises and in-chartered vessels which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities each in the amount of $4.0 million during the six months ended June 30, 2026 (2025 - $3.5 million). The increases to these balances had no cash impact.
18. Commitments and Contingencies
a)Liquidity

Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
b)Vessels Under Construction

In April 2026, the Company agreed to acquire two resale Suezmax tanker shipbuilding contracts for a total cost of $190.0 million. In June 2026, the transaction was completed upon the successful novation of the shipbuilding contracts and refund guarantees. The vessels are being built at a South Korean shipyard and are expected to be delivered in 2027. As at June 30, 2026, payments made towards the construction of these two vessels totaled $33.4 million, and the Company will pay the remaining $156.6 million balance of the contract commitments in installments which are due at various dates up to the delivery.

c)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and, subject to policy terms, would enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
19. Subsequent Events
a.In July 2026, the Company completed the sale of one VLCC tanker for a price of $84.5 million. This vessel and its related bunker and lube oil inventories were classified as held for sale in the unaudited consolidated balance sheet as at June 30, 2026 (note 11).

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the six months ended June 30, 2026, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures; and
•timing of and the Company's expectations regarding vessel acquisitions and deliveries.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential delays of vessel deliveries by and to the Company and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
JUNE 30, 2026
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, including below in this Item 1A, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.
The escalation of hostilities in and around the Strait of Hormuz could lead to further global economic instability, disrupt our operations and the industry in which we operate, increase costs, and adversely impact our business.
Typically, approximately 20% of the petroleum consumed worldwide is transported through the Strait of Hormuz. However, the recent U.S.-Israel war with Iran has led to the effective closure of the Strait of Hormuz, a U.S. blockade of ships calling at and departing from Iranian ports, damage to the energy infrastructure in the Middle East Gulf region, and ongoing issues with the Bab el-Mandeb Strait, all of which have impacted global oil and tanker markets. The current effective cessation of tanker transits through the Strait of Hormuz has significantly reduced crude oil and refined product exports from the Middle East Gulf region. Trading inefficiencies since the commencement of the conflict have supported spot tanker rates but have also increased certain operating costs, including bunker fuel and insurance premiums. A prolonged closure of the Strait of Hormuz could lead to a sustained shortage of global oil supply relative to demand and to high crude oil prices, which in turn could significantly reduce oil demand and crude oil tanker demand over time. Until the conflict is resolved, oil and tanker markets likely will continue to exhibit high levels of volatility and unpredictability. Although we are unable to predict the ultimate impact of the current conflict on the global economy, oil supply and demand, spot tanker rates, and the distribution, production and transportation of oil, we realize that the conflict could adversely impact our business, results of operations, financial condition, and cash flows.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
Teekay's 2026 Annual General Meeting was held on June 16, 2026. The following persons were elected as Class II directors for a term of three years by the votes set forth opposite their names:

Terms expiring 2029	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Heidi Locke Simon	64,174,997	3,041,138	N/A	N/A
Rudolph Krediet	63,524,491	3,691,644	N/A	N/A

The appointment by the Board of Directors of KPMG LLP, as the independent auditors of the Company for the fiscal year ending December 31, 2026, was also ratified by the shareholders by the following votes:
Votes For: 67,014,200        Votes Against: 116,776        Votes Withheld or Abstentions: 19,015

Item 6 – Exhibits
N/A.

TEEKAY CORPORATION LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016; and
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-265915) FILED WITH THE SEC ON JUNE 30, 2022

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: July 31, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)